ASSUMPTION AGREEMENT

THIS ASSUMPTION AGREEMENT is made as of   2/28, 2011 by and between Genworth Financial Wealth Management, Inc., a California corporation (“Genworth”), and Nuveen Asset Management, LLC, a Delaware limited liability company.

WHEREAS, Genworth is a federally registered investment adviser that serves as the investment adviser to AssetMark Funds, an open-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, Genworth retained Nuveen Asset Management to serve as a sub-advisor responsible for managing a portion of the assets of the AssetMark Tax-Exempt Fixed Income Fund, a series of AssetMark Funds, pursuant to an Investment Sub-Advisory Agreement between Genworth (formerly, AssetMark Investment Services, Inc.) and Nuveen Investments, Inc., on behalf of its Nuveen Asset Management division, dated November 13, 2007 (the “Sub-Advisory Agreement”);

WHEREAS, Nuveen Investments, Inc. completed an internal corporate restructuring, effective December 31, 2010, whereby Nuveen Asset Management was renamed Nuveen Fund Advisors, Inc. and a new direct subsidiary of Nuveen Fund Advisors, Inc. was established, named Nuveen Asset Management, LLC;

WHEREAS, the restructuring of Nuveen Investments, Inc. did not result in a change of actual control or management of the sub-advisor, and thus did not constitute an "assignment" of the Sub-Advisory Agreement under the 1940 Act; and

WHEREAS, the parties desire that Nuveen Asset Management, LLC assume all rights, duties and obligations under the Sub-Advisory Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.      The Sub-Advisory Agreement is hereby assumed in its entirety by Nuveen Asset Management, LLC, and all references to Nuveen Asset Management shall be replaced with references to Nuveen Asset Management, LLC.

2.      Nuveen Asset Management, LLC assumes and agrees to perform and be bound by all of the terms of the Sub-Advisory Agreement and the obligations, duties and covenants of Nuveen Investments, Inc. and its Nuveen Asset Management division thereunder.

3.      The Sub-Advisory Agreement shall continue in full force and effect as set forth therein for the remainder of its term.

4.      The assumption of the Sub-Advisory Agreement contemplated herein shall not involve any “assignment,” as that term is defined in the 1940 Act.

5.      This Assumption Agreement may be executed in one or more counterparts which, taken together, shall constitute one and the same document.

IN WITNESS WHEREOF, the undersigned have executed this Assumption Agreement as of the date set forth above.

Genworth Financial Wealth Management, Inc.		Nuveen Asset Management, LLC

By: /s/ Carrie E. Hansen		By: /s/ Stuart J. Cohen
Name and Title:	Carrie E. Hansen	Name and Title: STUART J. COHEN
	Senior Vice President, COO	MANAGING DIRECTOR
LEGAL DEPARTMENT

Acknowledged on behalf of AssetMark Funds:
By: /s/ Christine Villas-Chernak
Name and Title:	Christine Villas-Chernak
Secretary

1# l078520v.J